EMPLOYMENT AGREEMENT

SACK LUNCH PRODUCTIONS INC., referred to in this Contract as Employer, hereby employs David Wulf, referred to in this Contract as Employee, and the parties desire to state the terms and conditions of the employment of Employee;

NOW THEREFORE, in consideration of the premises hereof and of the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.Employment and Term of Employment. The Employer hereby agrees to employ the Employee and the Employee hereby agrees to serve the Employer, on the terms and conditions set forth herein for the period commencing January 1, 2016 and expiring on December 31, 2020, provided that this Contract shall be automatically renewed for additional one-year terms unless either party gives written notice to the contrary at least two (2) months prior to the date of termination.  This Agreement serves to terminate all prior agreements of employment between Employee, Employer and any of Employer’s subsidiaries, including specifically that Employment Agreement with WG Productions Company and includes the full release and discharge of any obligations that may have existed under that Employment Agreement as of the date hereof, including all bonuses, profit distribution, compensation of any kind and in any form.

2.Duties of Employee. Employee shall perform such duties and responsibilities as are assigned to Employee by Employer to act as the General Operations Director for the Employer. The Employee shall provide for the management, governance, promotion, marketing and advertising for the events and operations for all businesses of Employer and shall provide assistance to the management and other employees of the Employer in all reasonable tasks assigned to him and shall have such powers and duties as are customarily associated with such responsibilities. Currently, these tasks specifically include, managing event directors and events, coordinating operations with franchisees, directing operational management employees of Employer, including overseeing and managing the quality of operations on all levels. Employee shall devote sufficient time to Employer as are required by his duties. The expenditure of a reasonable amount of time by Employee for personal, charitable or professional activities shall not be a breach of this Agreement. Employee shall use all reasonable efforts to advance the best interests of the Employer, nor shall Employee accept any outside employment that would materially interfere with Employee’s duties hereunder without Employer’s consent.

3.Compensation. (a)  Base Salary as compensation for services rendered pursuant to this Contract, Employee shall be paid by Employer a base annual salary of $250,000 for all services performed by Employee for the Employer, paid in regular installments, in accordance with the payroll policies of the Employer which is on a bi-weekly basis on alternating Fridays, during the term of employment and until the Company is in a better financial situation (i.e. has collected additional revenues) the salary may be deferred as decided by the Board of Directors of Employer, but shall not be reduced below $1,500 in gross salary for any single two week payroll period through June 1, 2016. Nothing herein shall preclude the parties from mutually agreeing to compensation in excess of that set forth above for all or any part of the term, or any extension hereof. Employer agrees that payment of all compensation due to Employee in cash is the preferred form of payment, whenever cash flow permits, after the payment of all expenses of the operation of the business of Employer.

4.Bonus Payments to Employee.  Employee shall be entitled to receive bonuses as determined by the Board of Directors of Employer.

5.Reimbursement of Business Expenses. Employee is authorized to incur reasonable business expenses in conducting the business of Employer. Employer may from time to time adopt policies and procedures specifying the nature and amount of expenses that will be considered reasonable, and the statements contained in such policies and procedures shall be considered conclusive as to such matters. Employer will reimburse Employee for such actual, out of pocket expenses, upon the Employee’s presentation and itemized account of such expenses in the form required by the then properly adopted policies and procedures of Employer.

6.Employee Benefits. During the term hereof, Employee shall be entitled to participate in all employee plans from time to time made available to employees of Employer and its affiliates or subsidiaries, including any retirement plan, profit sharing plan, paid holidays, sick leave, or other benefit plan on the same basis as other employees in similar positions. Employee shall receive medical coverage at the higher level offered to employees and such medical insurance shall be paid in full by Employer for the Employees benefit.

7.Representations and Warranties of Employee. Employee represents and warrants to Employer that: (a) Employee is under no contractual or other restriction or obligation compliance with which is inconsistent with the execution of this Agreement, the performance of Employee’s obligation hereunder, or the other rights of the Employer hereunder, and (b) Employee has no physical or mental disability that would hinder the performance of Employee’s obligations under this Agreement.

1.Confidential Information. Employee acknowledges that in the course of employment by Employer, Employee will receive certain confidential information belonging to Employer which Employer desires to protect as confidential. For the purposes of this Agreement, the term “confidential information” shall mean information of any nature and in any form which at the time is not generally known to those persons engaged in business similar to that conducted by Employer. Employee agrees that such information is confidential and that he will not reveal such information to anyone other than officers, members, and employees of Employer. Upon termination of employment for any reason whatsoever, whether or not in breach of this Agreement, Employee shall surrender to Employer all papers, documents and other property of Employer.

2.Obligation of Loyalty to Employer. During the term of employment by Employer, Employee agrees that he will not: (a) Make a statement or perform any act intended to advance an interest of any existing or prospective competitor of the Employer in any way; that will or may injure the Employer in any way; or solicit or encourage any other employee of Employer to do any such act; (b) Inform any existing or potential customer, supplier or creditor of the Employer that Employee intends to resign; or make any statement or do any act intended to cause any existing or potential customer, supplier or creditor of Employer to learn of Employee’s intention to resign; or (c) Discuss with any existing or potential customer, supplier or creditor of the Employer the present or future availability of services provided by a business that competes with or where such services are competitive with services that the Employer provides. Employee agrees that he will during his term of employment offer to Employer any new concept or revenue generating ideas or businesses both those related to the event or entertainment arenas, only in the event of rejection by the Employer shall Employee have the right to development of the new concept outside of his scope of duties and without harming in any fashion his obligation to the Employer. Employee shall not use Employer assets or concepts developed though innovation at the Employer without the permission of the Employer.

3.Termination of Employment for Cause. (a) Basis for Termination for Cause. Employer may terminate employment of Employee under this provision if any of the following occur: (1) The death of Employee; (2) the Employee becomes, in good faith opinion of the Employer, physically or mentally disabled; (3) Employee breaches any material provision of this Contract; (4) Employee misappropriates any funds or property of Employer; (5) Employee fails or refuses to comply with the policies, standards or regulations of Employer; or (6) Employee engages in conduct, even if not in connection with the performance of his duties hereunder, which would result in serious prejudice to the interests of Employer, if he were retained as an employee. (b) Compensation Upon Termination for Cause. In the event of a termination for cause pursuant to the provisions above, this Agreement shall be wholly terminated and Employee shall not be entitled to any further compensation or other benefits provided for herein except as provided for in Section 11 below Severance Payments. However, any of the provisions of this Agreement relating to activities and conduct after the end of the employment relationship between Employer and Employee shall remain in full force and effect, and be enforceable as provided for herein. Nothing herein shall be construed as a limitation on the ability of the Employer to dismiss the Employee without cause at the sole discretion of the Employer.

4.Severance Payments:  In the event that employment is terminated for any reason not including malfeasance by the Employee, Employer shall pay Employee the sum of $10,000 per month for a period of 5 years unless or until the Employee sells or disposes of securities of the Employer, received from any source, for a sum of $2 million ($2,000,000) or more or that the sum of severance payments and proceeds from the sale or transfer of securities of the Employer combined total $2 million or more.  At any point that sales or transfers of securities and severance pay total the sum of $2 million or more, and one year following the end of Employees employment, then Employer shall have the right to acquire from Employee any remaining shares of Employers Series B Preferred Stock held by Employee at the stated par value of those securities.

5.Non-Compete. (a) Employee acknowledges and agrees that, as a material inducement for the Employer to enter into this Agreement, during the Employment Period and throughout the Restricted Period (as defined below), Employee will not, directly or indirectly, anywhere in the Geographic Area (as defined below), own, manage, control, engage in, be employed by or act as a consultant to any Person directly or indirectly engaged in, or maintain any interest in or provide or arrange financing for any Person (whether as a director, officer, agent, representative, security holder, equity owner, partner, member or otherwise) directly or indirectly engaged in, a Competing Business (as defined below); provided, however, that Employee may engage in any activity consented to in advance in writing by the Board, "Competing Business" means any business or organization engaged, directly or indirectly, in the event or entertainment business or activity by the Employer which has been approved by the Board during the Employment Period. (b) "Restricted Period" means: In the event of termination for Cause or resignation by Employee, the restrictions set forth herein will be in effect until the earlier of: three years following Employee's termination of employment, or, Employee stops receiving severance payments from Employer or the sale or transfer of all shares of Series B Preferred Stock of Employer held by Employee. (c) "Geographic Area" means each province, state, city, or other political subdivision of the world in which the Employer or its subsidiaries (i) has conducted business within the 24 months immediately preceding Employee's termination of employment or (ii) is planning to enter into in the 12 months following the termination of Employee's employment. For the avoidance of doubt, the Employer will be deemed to conduct business in any jurisdiction in which it has, or expects to have, a retail sale through a customer or conducts or licenses an event. (d) In the event that any of the provisions of this are deemed by a court of law to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions will be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

6.Non-Solicitation. During the Employment Period and the Restricted Period Employee will not, directly or indirectly, solicit, retain, compensate, induce or in any manner encourage (a) any independent contractor, agent or business partner of the Employer or any affiliate of the Employer or any employee of the Employer or any affiliate of the Employer during the Restricted Period, to leave the employ of the Employer or any affiliate of the Employer or otherwise terminate his or her relationship with the Employer or any affiliate of the Employer or to enter into an independent contractor, agency, or business partner relationship with any business that competes with the business of the Employer or withdraw in any way from any existing relationship with the Employer or any affiliate of the Employer, as the case may be, or (b) any manufacturer, vendor or customer of the Employer or any affiliate of the Employer to terminate its relationship or reduce its level of business with the Employer or such affiliate of the Employer, as the case may be. In addition, during the Restricted Period, Employee will not, directly or indirectly, hire any individual who was an employee of or independent contractor to the Employer or any affiliate of the Employer at any time within 12 months immediately preceding the date of the termination of the Employment Period.

7.Assignment of Inventions. Employee, on his own behalf and on behalf of Employee's spouse, heirs and assigns, irrevocably assigns all of Employee's rights, title and interest, including, but not limited to, all patent, copyright and trade secret rights, in and to all inventions, ideas, disclosures and improvements (whether patented or unpatented) or any other works of authorship which are or may be developed, made or conceived by Employee during his employment by the Employer, either alone or jointly with others, in whole or in part, and which are not generally known to the public or recognized as standard practice, and which (a) relate to methods, services, apparatus, designs, products, processes or devices manufactured, produced, designed, marketed, distributed, sold, provided or under construction or development by the Employer, or (b) arise (wholly or partly) from Employee's efforts in providing services as an employee to the Employer (an "Invention"). Employee will communicate promptly and disclose to the Employer, in such form as the Employer from time to time reasonably requests, all information, details and data pertaining to any such Inventions, and execute and deliver to the Employer such forms of transfer and assignment and such other papers and documents as the Employer may reasonably request to permit the Employer or any person or entity designated by the Employer to file and prosecute the patent applications. The Employer will pay all costs incidental to the execution and delivery of such transfers, assignments and other documents. Employee further acknowledges and agrees that any invention made by Employee within one year following the end of the Employment Period is presumed to be the property of the Employer subject to this Section, unless Employee can prove by clear and convincing evidence that such invention made no use of Proprietary Information of the Employer.

8.Works Made for Hire; Assignment of Copyrights. Employee acknowledges and agrees that copyrightable work(s) prepared by Employee, either alone or jointly with others, within the scope of his employment during the Employment Period are "works made for hire" under the United States Copyright Act (17 U.S.C. §§ 101-810) and that the

Employer will be considered the author and owner of such copyrightable work(s). In the event that such copyrightable work(s) are not deemed to be "works made for hire," on his own behalf and on behalf of Employee's spouse, heirs and assigns, Employee hereby irrevocably assigns all of Employee's right, title and interest in and to such copyrightable work(s) to the Employer.

9.Assignment of Other Rights. In addition to the foregoing assignment of Inventions and copyrightable works to the Employer, Employee, on his own behalf and on behalf of Employee's spouse, heirs and assigns, hereby irrevocably transfers and assigns to the Employer (a) all worldwide patents, patent applications, trademark rights, design rights, copyrights, mask works, trade secrets and other intellectual property rights in any Invention and (b) any and all Moral Rights (as defined below) that Employee may have in or with respect to any Invention. Employee also hereby forever waives and agrees never to assert any and all Moral Rights Employee may have in or with respect to any Invention, even after termination of Employee employment hereunder. For purposes of this Agreement, "Moral Rights" means any rights to claim authorship of a work, to object to or prevent any distortion or other modification of a work, or to withdraw from circulation or control the publication or distribution of a work, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right."

10.Assistance. Employee will reasonably cooperate with and assist the Employer in obtaining and enforcing patents, design rights, copyrights, mask work rights, trade secret rights and all other legal protections for the Employer's Inventions in any and all countries. Employee will execute any documents that the Employer may reasonably request, in writing, for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and all other intellectual property rights and legal protections. Employee acknowledges and agrees that Employee's obligations under this Section 11 -18 will continue beyond any termination of the Employment Period; provided, however, that the Employer will reimburse Employee for all reasonable out-of-pocket travel, telephone and similar expenses incurred in connection with the provision of services under this Section 16 promptly after Employee furnishes the Employer with reasonable substantiating documentation in respect of such expenses.

11.Proprietary Information. Employee understands and agrees that Employee's employment with the Employer creates a relationship of confidence and trust with respect to any information of a confidential or secret nature that may be disclosed to Employee by or on behalf of the Employer or any of its affiliates that (a) relates to the business of the Employer, its affiliates, its customers and suppliers, as well as other entities or individuals on whose behalf Employee or the Employer has agreed or may, during the Employment Period, agree to hold information in confidence or (b) is otherwise produced or acquired by or on behalf of the Employer or any of its affiliates ("Proprietary Information"). Proprietary Information includes, in addition to the information itself, all files, letters, memoranda, reports, records, data or other written, reproduced or other tangible manifestations of the Proprietary Information (whether written, printed or otherwise reproduced or recorded), whether created by Employee or others, to which Employee has access during the Employment Period. Without limiting the foregoing, Propriety Information includes all information that has or could have commercial value or other utility in the business in which the Employer is engaged or contemplates engaging during the Employment Period, and all information of which the unauthorized disclosure could be detrimental to the interests of the Employer, whether or not such information is identified as confidential information. Proprietary Information includes not only confidential or non-public information disclosed by the Employer to Employee, but also confidential or non-public information developed or learned by Employee during the Employment Period. Notwithstanding the foregoing, Proprietary Information will not include information that is in or enters the public domain, that is disclosed to Employee by a third party who does not have an obligation of confidentiality with respect to such information, in each case other than by breach of this Agreement by Employee.

12.Certain Matters Relating to Equitable Relief and Termination. (a) Employee further acknowledges and agrees that the Employer will require expeditious review by and relief from a court of equity for any violation by Employee of Sections 11-18. (b) Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 11-18 will survive any termination or resignation of Employee's employment under this Agreement.

13.Non-Disparagement. Employee will not, directly or indirectly, make any oral or written statement or publication with respect to the Employer or any of its Subsidiaries or any affiliates of such party or any of their respective shareholders, directors, officers, employees or lenders which disparages or denigrates, or could reasonably be interpreted as, disparaging or denigrating, such party or its affiliates or any of their respective shareholders, directors, officers, employees or lenders.

14.Notices. All notices or other communications pursuant to this contract may be given by personal delivery, or by certified mail, addressed to the home office of Employer or to the last known address of Employee. Notices given by personal delivery shall be deemed given at the time of delivery, and notices sent by certified mail shall be deemed given when deposited with the U.S. Post Office.

15.Governing Law. This contract shall be construed and enforce in accordance with, and governed by, the laws of the State of Utah. Each of the parties hereto specifically consent to the jurisdiction of the State Courts located in the County of Salt Lake, State of Utah.

16.Assignment. This Agreement shall not be assignable by Employee. A change in ownership of the Employer shall not affect the validity of the Agreement. In the event of a future disposition of the properties and businesses of Employer by merger, consolidation, sale of assets, or otherwise, then the Employer may assign the Agreement and all of its rights and obligations to the acquiring or surviving entity; provided that such entity shall assume all of the obligations of Employer hereunder.

In Witness Whereof, the parties have executed this Agreement as of the          day of December, 2015.

8.

EMPLOYEE: David Wulf, individually

   /s/ David Wulf

EMPLOYER: Sack Lunch Productions, Inc.

By:    /s/ Richard Surber

Richard D. Surber-CEO and President